UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

WELLS FARGO MULTI-STRATEGY 100 MASTER FUND I, LLC
(Name of Subject Company (Issuer))

WELLS FARGO MULTI-STRATEGY 100 MASTER FUND I, LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Roman
c/o Wells Fargo Alternative Asset Management, LLC
200 Berkeley Street, 18th Floor, MAC J9201-211
Boston, MA 02116
(617) 210-3234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
George J. Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
(617) 261-3231

April 13, 2011

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on January 28, 2011 by Wells Fargo Multi-Strategy 100 Master Fund I, LLC (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to $4,366,689.63 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on January 28, 2011.

This final amendment to the Statement is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern time, on February 25, 2011.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was March 31, 2011.

3.
Approximately $6,157,198.20 of Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

WELLS FARGO MULTI-STRATEGY 100 MASTER FUND I, LLC

By:       /s/ Michael Roman
Name:  Michael Roman
Title:    Treasurer

April 13, 2011

2